Exhibit 99.1

RISE Education Announces Expected Timing for the Completion of the Merger with Dada Auto Inc.

BEIJING, China, June 10, 2022 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) announced that it expects to close the merger between RISE and Dada Auto Inc. (“NaaS”) previously announced on February 8, 2022 (the “Transaction”) after the close of trading hours for the Nasdaq Stock Market later today.

As a result of the Transaction, RISE will change its corporate name to “NaaS Technology Inc.” and its ticker to “NAAS.” The number of the Company’s shares represented by each American Depositary Share (“ADS”) will also be changed from two (2) shares per ADS to ten (10) shares per ADS (the “Ratio Change”), which will have the same effect as a one-for-five reverse split on the existing ADSs. The CUSIP of the Company’s ADSs will be changed to 62955X102. The ISIN of the Company’s ADSs will be changed to US62955X1028. All of the aforementioned changes will be effective prior to 4:00 A.M. (Eastern Daylight Time) on June 13, 2022.

The ADSs of the Company are expected to start trading under the new name and ticker at 4:00 A.M. (Eastern Daylight Time) on June 13, 2022.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191